NEWS RELEASE

Pan American Silver Provides Annual Exploration Update

Vancouver, B.C. – December 9, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") provides an annual exploration update and releases new exploration drill results for its Jacobina, El Peñon, La Colorada, Huaron, Minera Florida and Timmins mines, as well as its La Colorada Skarn project.
"The success of our exploration program highlights the potential for long-term organic growth at many of our assets," said Christopher Emerson, Vice President of Exploration and Geology at Pan American. "Based on the results we were achieving in exploration this year, we increased our drill budget to over 450,000 metres for 2024. This exploration update highlights these results, and showcases the ongoing discovery of new mineralized structures in and around our existing mining operations."
EXPLORATION HIGHLIGHTS:
All intercepts are reported as estimated true widths in metres ("m"), except for the La Colorada Skarn, which is a massive orebody and intercepts are reported as drilled. Please refer to the Drill Result Highlights Tables beginning on page four of this news release for additional details.
•Jacobina - extensional and infill drilling in the Maricota and the Morro do Vento zones demonstrate the potential for future resource expansion. Significant results at grades higher than the average resource grade include: 1.42m @ 116.41 g/t Au and 8.74m @ 5.86 g/t Au (Maricota - MRCEX00056); 12.75m @ 3.71 g/t Au, incl. 8.35m @ 5.26 g/t Au (Maricota - MRCEX00052); 5.75m @ 5.24 g/t Au, incl. 2.11m @ 11.68 g/t Au (Morro do Vento - MVTEX00223).
•El Peñon - drilling of the principal structures and areas to the south continues to return high-grade intercepts that are typical for this deposit. Significant results include: 1.05m @ 18.89 g/t Au, 746 g/t Ag (Pampa Campamento - UIP0177); 1.09m @ 9.90 g/t Au, 97 g/t Ag (Pampa Sur - SEP0055); 4.10m @ 3.62 g/t Au and 1,592 g/t Ag (Dominadora - UEH0024); and 1.46m @ 0.44 g/t Au and 2,547 g/t Ag (Chiquilla Chica - UIH0049).
•La Colorada - 13 new veins have been discovered in the eastern portion of the property, expanding the high-grade zone of the mine. Significant results within the Mariana, NC2 splay and San Geronimo veins show continued high-grade results, notably: S-104-24 with 0.95m @ 9,618 g/t Ag, 4.85% Pb, 4.82% Zn (Mariana vein); S-154-24 with 2.32m @ 2,615 g/t Ag, 2.31% Pb, 5.16% Zn (NC2 vein); and S-168-24 with 3.28m @ 308 g/t Ag, 10.18% Pb, 13.09% Zn (Cristina vein).
•La Colorada Skarn project - infill drilling reinforced confidence in the large, indicated mineral resource update as at June 30, 2024. Notable intercepts include: 273.10m at 54 g/t Ag, 0.85% Pb, and 5.18% Zn, incl. 62.55m at 84 g/t Ag, 1.97% Pb, and 7.57% Zn (U-155-24); and 60.25m at 85 g/t Ag, 7.05% Pb, and 10.41% Zn (U-19-24).
•Whitney Project (Timmins) - the increase in estimated gold mineral resources provided in the June 30, 2024 mineral reserve and mineral resource update highlights the potential of the Whitney project, while ongoing drilling of the Bonetal/Hallnor and Broulan reef has continued to yield high-grade results along the mineralized trend, including 360 g/t Au over 2.4 metres (TW24-793).
•Huaron - significant results from drilling focused on the Horizonte zone include: DDH-U-111-24 with 2.10m @ 399 g/t Ag, 7.39% Pb and 14.58% Zn (Maria vein); DDH-U-113-24 with 1.50m @ 504 g/t Ag, 12.77% Pb and 19.97% Zn (Maria Vein); DDH-U-049-24 with 2.77m @ 768 g/t Ag, 1.85% Pb and 0.62% Zn (Cuerpo Andres);
•Minera Florida - exploration and infill drilling have extended mineralization at several key mine structures. Significant results include: 1.98m @ 16.11 g/t Au, 13 g/t Ag and 6.44% Zn and 1.97m @ 9.38 g/t Au, 23 g/t Ag, and 4.96% Zn (Maqui Norte vein - ALH4638); and 2.57m @ 10.32 g/t Au, 12 g/t Ag, and 0.08% Zn (Mila Sur vein - ALH4562).

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SUMMARY OF EXPLORATION RESULTS
Jacobina mine, Brazil
The Jacobina mine is an underground paleo placer gold mine located in the state of Bahia in northeastern Brazil. The mine has a strong track record of mineral reserve and mineral resource replacement and growth. The mine complex and resources extend over eight kilometres with exploration targets extending over a 14 kilometre trend of conglomerate reefs hosting gold mineralization, many of which remain open to depth and along strike.
•Brownfield exploration drilling totaled 35,583m, primarily targeting the João Belo Sul, Morro do Vento, Maricota, Serra do Corrego, and João Belo Norte zones. Exploratory drilling focused on evaluating new near-mine targets down-dip and north of Maricota. The recent exploration results continue to highlight the significant potential for expanding mineral reserves and mineral resources at Jacobina.
•Infill drilling at João Belo Sul confirmed gold mineralization continuity, particularly in higher-grade zones proximal to existing underground infrastructure at João Belo Norte mine. Notable intercepts include: 3.26m @ 8.21 g/t Au (JBS00093); 2.07m @ 5.55 g/t Au and 5.70m @ 4.63 g/t Au (JBS00094).
•Infill and exploration drilling at Morro do Vento continued to extend high-grade zones in the FW reef. Significant intercepts include: 5.75m @ 5.24 g/t Au, incl. 2.11m @ 11.68 g/t Au (MVTEX00223); and 6.90m @ 3.13 g/t Au, incl. 1.74m @ 9.06 g/t Au (MVTEX00217). Exploration drilling further confirms continuity of mineralization down dip within the FW reef, with 7.03m @ 2.62 g/t Au, incl. 2.56m @ 5.08 g/t Au (MVTEX00220), extending mineralization approximately 250m down-dip of the current indicated mineral resources. Mineralization in this zone remains open to depth.
•Exploration and infill drilling results at Maricota confirm the continuity of mineralization within multiple reefs (FW, HW, and Main) where mineralization remains open for expansion down dip and along strike to the north. Significant intercepts include: 12.75m @ 3.71 g/t Au, incl. 8.35m @ 5.26 g/t Au, 4.31m @ 4.49 g/t Au and 2.54m @ 11.56 g/t Au (MRCEX00052); 5.98m @ 5.12 g/t Au, incl. 2.83m @ 9.78 g/t Au and 7.46m @ 2.05 g/t Au, incl. 3.16m @ 3.50 g/t Au (MRCEX00032); and 1.42m @ 116.41 g/t Au and 4.59m @ 5.45 g/t Au, incl. 1.89m @ 10.08 g/t Au (MRCEX00056).
El Peñon, Chile
El Peñon is a large, high-grade gold-silver epithermal system located in northern Chile.
•For the period from May 2024 to October 2024, exploration drilling totaled 56,632 metres. This included 34,965 metres of infill drilling aimed at converting inferred mineral resources to the indicated category around the principal veins, including El Valle, Pampa Campamento, Pampa Sur and Chiquilla Chica. Additionally, 21,667 metres of exploration drilling were conducted to delineate new inferred mineral resource.
▪Highlights from El Valle include: 1.54m @ 8.55 g/t Au, 154 g/t Ag (UIV0079); 1.20m @ 4.70 g/t Au, 257 g/t Ag (UIV0078); and 0.83m @ 16.63 g/t Au, 721 g/t Ag (UIV0080). Mineralization remains open to the north and down dip.
▪Highlights from Pampa Campamento include: 1.05m @ 18.89 g/t Au, 746 g/t Ag (UIP0177); 0.76m @ 16.13 g/t Au, 258 g/t Ag (UIP0189); 1.71m @ 10.65 g/t Au, 186 g/t Ag (UIS0028); and 0.65m @ 15.33 g/t Au, 297 g/t Ag (UIP0175).
•Key results for exploration and infill drilling at the Pampa Sur vein include: 1.09m @ 9.90 g/t Au, 97 g/t Ag (SEP0055); 0.98m @ 8.49 g/t Au, 156 g/t Ag (SIP0051); and 0.42m @ 18.80 g/t Au, 1,017 g/t Ag (SIP0064). Structures identified to the east of Pampa Sur have also yielded positive results, notably 1.18m @ 6.50 g/t Au and 493 g/t Ag (SIP0067). Pampa Sur represents an important opportunity to add mineral resources near to existing mine infrastructure.
•Chiquilla Chica is a silver-rich satellite deposit located approximately 20 km southwest of El Peñon. Recent exploration drilling has confirmed high silver grades, including: 1.46m @ 0.44 g/t Au and 2,547 g/t Ag

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(UIH0049) and 1.44m @ 1.29 g/t Au and 1,181 g/t Ag (UIH0050). The Dominadora vein, a new discovery northeast of the main Chiquilla Chica structure, returned 4.10m @ 3.62 g/t Au and 1,592 g/t Ag (UEH0024) and 1.20m @ 0.23 g/t Au, and 1,349 g/t Ag (UEH0026) in initial drilling.
La Colorada mine, Mexico
The La Colorada mine is a silver-rich polymetallic operation located in the state of Zacatecas, Mexico.
•For the period May 2024 to October 2024, the Company completed 47,883 metres of exploration drilling, successfully extending mineralization to the east.
•Drilling on the east extension of the NC2 vein returned silver-rich intercepts from the main structure and parallel Mariana and NC2 splay veins. Notable drill highlights include: S-104-24 with 0.95m @ 9,618 g/t Ag, 4.85% Pb, 4.82% Zn (Mariana vein); 0.53m @ 4,916 g/t Ag, 9.82% Pb, 1.02% Zn (NC2 Splay); S-154-24 with 2.51m @ 1,189 g/t Ag, 0.82% Pb, 1.09% Zn (Mariana vein); and 2.32m @ 2,615 g/t Ag, 2.31% Pb, 5.16% Zn (NC2 vein).
•Drilling on a new vein system discovered earlier in 2024, located parallel to the NC2 vein in the southeast area of the mine, confirms high-grade mineralization in the Cristina vein. Notable drill results include: S-168-24 with 3.28m @ 308 g/t Ag, 10.18% Pb, 13.09% Zn and S-119-24 with 1.95m @ 1,470 g/t Ag, 3.15% Pb, 3.23% Zn. These intersects now define a mineralized vein over an area measuring 450m along strike by 550m vertical, and open in all directions.
•The San Geronimo vein system is now defined by 19 drillholes covering a mineralized area of 550m along the strike by 450m vertical. Specific highlights include: S-115-24 with 1.08m @ 1,637 g/t Ag, 2.08% Pb, 3.35% Zn; S-161-24 with 5.59m @ 456 g/t Ag, 1.10% Pb, 2.41% Zn; S-168-24 with 2.93m @ 528 g/t Ag, 3.04% Pb, 5.54% Zn; S-172-24 with 4.08m @ 255 g/t Ag, 3.28% Pb, 7.33% Zn; and S-44-24 with 2.25m @ 1,420 g/t Ag, 2.04% Pb, 1.93%.
La Colorada Skarn project, Mexico
The La Colorada Skarn is a large silver-bearing polymetallic deposit located below and adjacent to the producing vein system of the La Colorada mine.
•Over 325,000 metres have been drilled at the Skarn project since the deposit was discovered, with 11,000 metres drilled since the mineral resource update as at June 30, 2024. The recent infill drilling, focused on the 901, 902, and 903 Skarn zones, confirmed grades and widths, as defined in the June 30, 2024 mineral resource estimate. Highlight infill intercepts include: 273.10m at 54 g/t Ag, 0.85% Pb, and 5.18% Zn, incl. 62.55m at 84 g/t Ag, 1.97% Pb and 7.57% Zn (U-155-24) and 60.25m at 85 g/t Ag, 7.05% Pb, and 10.41% Zn (U-19-24).
Huaron mine, Peru
The Huaron mine is a polymetallic (Zn-Pb-Ag-Cu) deposit situated in the Cerro de Pasco Department of central Peru.
•For the period May 2024 to October 2024, 58 drillholes totaling 14,714 metres were completed.
•High-grade mineralization within the Maria vein was extended by 100 metres and remains open at depth. Results include: DDH-U-111-24 with 2.10m @ 399 g/t Ag, 7.39% Pb, and 14.58% Zn and hole DDH-U-113-24 with 1.50m @ 504 g/t Ag, 12.77% Pb, and 19.97% Zn.
•Silver and polymetallic-rich mineralization on the east extension of the Cuerpo Andres vein was confirmed with results including: DDH-U-040-24 with 0.56m @ 722 g/t Ag, 6.06% Pb, and 1.90% Zn; DDH-U-075-24 with 0.55 m @ 701 g/t Ag, 13.64% Pb, and 8.83% Zn; and DDH-U-049-24 with 2.77m @ 768 g/t Ag, 1.85% Pb, and 0.62% Zn at depth.
•The Martin vein was extended 160 metres along strike, showing good mineralization with DDH-U-041-24 intercepting 2.46m @ 369 g/t Ag, 2.74 % Pb, and 2.01 % Zn; DDH-U-055-24 with 2.24m @ 683 g/t Ag,

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10.65 % Pb, and 3.10 % Zn; and DDH-U-086-24 with 1.56m @ 535 g/t Ag, 10.02 % Pb, and 2.31 % Zn at depth.
Minera Florida, Chile
Minera Florida is an epithermal Au-Ag-Zn underground mine located in the coastal region of central Chile, southwest of Santiago.
•For the period January 2024 to October 2024, a total of 58,658 metres of drilling was completed.
•Exploration and infill drilling have extended mineralization at several key mine structures, particularly at Mila Sur, Maqui Norte, Lorena-Peque-Bandolera, and Sorpresa-Lo Balta.
•The Maqui Norte vein is a significant contributor to production, with potential for resource expansion to the north of the current development and reserves. Significant intercepts include: 1.98m @ 16.11g/t Au, 13g/t Ag, and 6.44% Zn and 1.97m @ 9.38g/t Au, 23g/t Ag, and 4.96% Zn (ALH4638); 0.92m @ 20.61 g/t Au, 13 g/t Ag, and 0.09% Zn (ALH4701); and 1.19m @ 13.62 g/t Au, 11 g/t Ag, and 3.81% Zn (ALH4588).
•Notable drill highlights at Mila Sur include: 2.57m @ 10.32 g/t Au, 12 g/t Ag, and 0.08% Zn (ALH4562); 1.70m @ 8.29 g/t Au, 110 g/t Ag, and 3.34% Zn (ALH4574); and 1.15m @ 6.52 g/t Au, 286 g/t Ag, and 2.29% Zn (ALH4467).
•Key results at Sorpresa – Lo Balta include: 2.95m @ 8.79 g/t Au, 10 g/t Ag, and 1.48% Zn (ALH4657); and 2.14m @ 5.84 g/t Au, 12 g/t Ag, and 1.35% Zn, 1.20m @ 5.99 g/t Au, 12 g/t Ag, and 2.07% Zn, and 1.19m @ 7.29 g/t Au, 7 g/t Ag, and 1.48% Zn (ALH4426).
Whitney Project (Timmins), Canada
Pan American's Timmins West and Bell Creek mines are located near Timmins, Ontario. The Whitney project is situated 4.5 kilometres south of the Bell Creek processing plant, adjacent to the Pamour open pit operated by Newmont Corporation ("Newmont").
•For the period November 2023 to September 2024, drilling totaled 16,941 metres. The drilling confirmed current resources at Hallnor/Bonetal and historic resources at Broulan Reef, located 1.5 km to the west. The Hallnor/Bonetal and Broulan Reef zones are referenced in Pan American's mineral reserves and mineral resources update as at June 30, 2024, under the Whitney project, which is a joint venture (83.27% Pan American / 16.73% Newmont) operated by Pan American. The estimated mineral resources, as provided in the June 30, 2024, mineral resource update, consist of 77,900 ounces of gold in the indicated category and 477,700 ounces of gold in the inferred category.
•Significant assays in the Hallnor/Bonetal zones include: 2.7m at 19.89 g/t Au (TW24-758); 7.2m at 31.50 g/t Au (TW24- 771); 11.7m at 3.28 g/t Au incl. 4.5m at 5.98 g/t Au (TW23-750); 13.7m at 2.11 g/t Au incl. 7.3m at 3.27 g/t Au (TW23-751).
•Significant assays from the drilling at Broulan Reef include: 2.4m at 360.18 g/t Au, incl. 0.4m at 1,940 g/t Au, 0.3m at 140 g/t Au (TW24-793) and 0.8 at 28.4 g/t Au (TW23-749); 7.6m at 6.26 g/t Au (TW24-786); 0.3m at 378.00 g/t Au (TW24-802); and 4.3m at 4.69 g/t Au (TW24-804).
DRILL RESULT HIGHLIGHTS TABLES
Jacobina, Brazil
The following table provides infill and exploration drill result highlights for the Jacobina mine for the period May 2024 to October 2024. Full infill and exploration drill results not included in this table, together with cross sections and plans, are available at https://panamericansilver.com/operations/gold-segment/jacobina/.

Hole No.	Sector	Reef	Incl.	From (m)	To (m)	Int. (m)	Est. True Width (m)	Au g/t
JBS00093	João Belo Sul	LMPC		381.45	385.00	3.55	3.26	8.21

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Hole No.	Sector	Reef	Incl.	From (m)	To (m)	Int. (m)	Est. True Width (m)	Au g/t
JBS00094	João Belo Sul	MPC		378.17	380.50	2.33	2.07	5.55
		SPC		404.20	410.64	6.44	5.70	4.63
JBS00095	João Belo Sul	LVLPC		342.23	347.50	5.27	4.72	3.10
JBEX00126	João Belo Norte	LVLPC		400.04	405.06	5.02	3.34	6.88
		LVLPC	incl.	401.00	403.72	2.72	1.81	12.12
MRCEX00025	Maricota	HW		140.66	141.50	0.84	0.70	19.22
MRCEX00026	Maricota	FW		561.50	571.50	10.00	4.18	2.41
		EMB		677.52	680.00	2.48	1.44	7.74
MRCEX00031	Maricota	BAS		647.00	664.78	17.78	10.07	2.08
		BAS	incl.	651.50	657.05	5.55	3.14	2.58
MRCEX00032	Maricota	MR		379.92	387.50	7.58	5.98	5.12
		MR	incl.	379.92	383.50	3.58	2.83	9.78
		FW		403.05	412.50	9.45	7.46	2.05
		FW	incl.	404.50	408.50	4.00	3.16	3.50
MRCEX00034	Maricota	HW		488.00	498.69	10.69	5.16	3.92
		HW	incl.	488.00	493.50	5.50	2.70	6.80
MRCEX00037	Maricota	FW		541.38	550.50	9.12	6.56	2.75
MRCEX00038	Maricota	MR		236.00	239.70	3.70	2.46	5.66
MRCEX00041	Maricota	HW		173.15	177.50	4.35	3.27	6.87
MRCEX00044	Maricota	HW		152.00	154.76	2.76	2.19	13.00
MRCEX00049	Maricota	FW		173.50	175.00	1.50	1.07	10.54
MRCEX00052	Maricota	FW		299.50	307.00	7.50	4.31	4.49
		FW		314.50	319.00	4.50	2.54	11.56
		FW		327.88	351.55	23.67	12.75	3.71
		FW	incl.	328.50	344.00	15.50	8.35	5.26
MRCEX00053	Maricota	LU		137.00	141.00	4.00	3.27	3.11
MRCEX00056	Maricota	HW		94.00	95.50	1.50	1.42	116.41
		HW		106.15	111.00	4.85	4.59	5.45
		HW	incl.	107.00	109.00	2.00	1.89	10.08
		FW		129.00	138.20	9.20	8.74	5.86
		FW	incl.	130.00	133.50	3.50	3.33	13.35
MRCEX00059	Maricota	HW		115.50	118.50	3.00	2.96	10.23
MRCEX00061	Maricota	HW		134.39	136.50	2.11	1.95	9.16
MRCEX00062	Maricota	MR		177.50	179.50	2.00	1.59	7.43
		FW		202.01	205.00	2.99	2.38	4.81
MVTEX00205	Morro do Vento	FW		213.00	228.68	15.68	14.11	1.17
		FW		243.50	246.00	2.50	2.20	4.86
MVTEX00207	Morro do Vento	OFF_ R		192.00	196.35	4.35	3.62	3.02
MVTEX00216	Morro do Vento	FW		439.50	449.50	10.00	6.74	2.65
		FW	incl.	443.50	449.00	5.50	3.70	3.13
MVTEX00217	Morro do Vento	FW		327.50	339.50	12.00	6.90	3.13
		FW	incl.	329.21	332.24	3.03	1.74	9.06
MVTEX00219	Morro do Vento	MU		256.00	259.50	3.50	2.27	3.32

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Hole No.	Sector	Reef	Incl.	From (m)	To (m)	Int. (m)	Est. True Width (m)	Au g/t
MVTEX00220	Morro do Vento	FW		494.50	513.00	18.50	7.03	2.62
		FW	incl.	499.76	506.50	6.74	2.56	5.08
MVTEX00222	Morro do Vento	FW		172.00	178.50	6.50	3.93	2.76
MVTEX00223	Morro do Vento	FW		543.29	555.50	12.21	5.75	5.24
		FW	incl.	551.00	555.50	4.50	2.11	11.68
MVTEX00228	Morro do Vento	FW		243.00	250.60	7.60	5.50	3.75
		FW	incl.	247.67	250.60	2.93	1.90	8.52
El Peñon Chile
The following table provides infill and exploration drill result highlights for the El Peñon mine for the period May 2024 to October 2024. Full infill and exploration drill results not included in this table, together with longitudinal sections and plans, are available at: https://panamericansilver.com/operations/gold-segment/el-penon/.

Hole No.	Vein	From (m)	To (m)	Int. (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)
SIH0021	Chiquilla Chica (C1)	184.30	185.90	1.60	0.88	0.77	1019
UIH0049	Chiquilla Chica (C1)	40.05	41.70	1.65	1.46	0.44	2547
UIH0050	Chiquilla Chica (C1)	72.60	75.30	2.70	1.44	1.29	1181
UIH0056	Chiquilla Chica (C1)	85.60	87.10	1.50	0.95	0.22	578
UEH0024	Dominadora	106.15	135.00	28.85	4.10	3.62	1592
UEH0026	Dominadora	50.77	55.67	4.90	1.20	0.23	1349
UIV0077	El Valle	260.20	262.20	2.00	1.38	4.70	183
UIV0078	El Valle	256.30	257.50	1.20	1.20	4.70	257
UIV0079	El Valle	259.95	262.00	2.05	1.54	8.55	154
UIV0080	El Valle	231.20	232.15	0.95	0.83	16.63	721
UIV0083	El Valle	270.15	270.93	0.78	0.76	10.11	30
UIU0052	La Paloma	114.69	116.50	1.81	1.31	10.88	26
SIE0015	Esmeralda	248.60	249.50	0.90	0.54	10.10	1139
UIP0174	Pampa Campamento	351.13	352.10	0.97	0.52	9.50	664
UIP0176	Pampa Campamento	389.88	390.25	0.37	0.32	26.50	42
UIP0177	Pampa Campamento	291.53	293.60	2.07	1.05	18.89	746
UIP0178	Pampa Campamento	213.94	215.49	1.55	0.52	9.50	420
UIP0175	Pampa Campamento (-35)	184.95	186.15	1.20	0.65	15.33	297
UIP0189	Pampa Campamento Diagonal sur	134.70	135.52	0.82	0.76	16.13	258
UIS0028	Pampa Campamento Diagonal sur	60.38	62.19	1.81	1.71	10.65	186
SEP0055	Pampa Sur	374.00	376.00	2.00	1.09	9.90	97
SEP0072	Pampa Sur	464.00	465.00	1.00	0.69	5.50	403
SIP0051	Pampa Sur	364.18	365.70	1.52	0.98	8.49	156
SIP0056	Pampa Sur	398.07	399.29	1.22	0.92	4.76	359
SIP0063	Pampa Sur	410.53	411.44	0.91	0.67	5.63	405
SIP0064	Pampa Sur	352.12	352.60	0.48	0.42	18.80	1017
SIP0067	Pampa Sur (+50)	328.00	330.00	2.00	1.18	6.50	493
SIP0080	Pampa Sur (+50)	358.50	360.00	1.50	0.79	13.90	716
SIP0073	Pampa Sur Este	378.68	379.38	0.70	0.36	16.00	1651

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Hole No.	Vein	From (m)	To (m)	Int. (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)
SES0036	Sorpresa	333.80	334.20	0.40	0.30	22.00	838
UIS0023	Sorpresa	199.30	200.90	1.60	1.30	4.29	133
La Colorada, Mexico
The following table provides the drill result highlights for the La Colorada mine for the period May 2024 to October 2024. Full drill results not included in this table, together with cross sections and plans, are available at: https://panamericansilver.com/operations/silver-segment/la-colorada/.

Hole No.	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag g/t	Au (g/t)	Pb %	Zn %
S-104-24	Mariana Vein	621.50	622.60	1.10	0.95	9618	0.89	4.85	4.82
and	NC2 Splay	795.95	796.70	0.75	0.53	4916	0.08	9.82	1.02
S-115-24	San Geronimo Vein System	461.10	463.65	2.55	1.08	1637	1.22	2.08	3.35
S-119-24	Cristina Vein	596.00	599.40	3.40	1.95	1470	0.03	3.15	3.23
S-138-24	NC2 Vein	695.60	701.60	6.00	4.60	666	0.90	1.32	2.74
S-146-24	Mariana Vein	701.05	704.55	3.50	2.47	1846	0.41	2.66	3.95
S-154-24	Mariana Vein	466.30	469.85	3.55	2.51	1189	0.24	0.82	1.09
and	NC2 Vein	540.25	544.30	4.05	2.32	2615	0.34	2.31	5.16
S-161-24	San Geronimo Splay	703.15	710.45	7.30	5.59	456	0.94	1.10	2.41
S-168-24	Cristina Vein	361.90	367.00	5.10	3.28	308	4.55	10.18	13.09
and	San Geronimo Vein	597.10	602.95	5.85	2.93	528	0.50	3.04	5.54
S-172-24	San Geronimo Splay	670.60	678.75	8.15	4.08	255	0.23	3.28	7.33
S-44-24	San Geronimo Splay	558.60	562.10	3.50	2.25	1420	0.60	2.04	1.93
S-47-24	NC2 Vein	771.85	783.65	11.80	5.90	837	0.39	2.97	8.01
S-75-24	Mariana Vein	616.40	620.00	3.60	1.80	3025	0.49	4.21	3.10
S-81-24	NC2 Splay	678.30	679.75	1.45	1.36	7634	1.83	1.46	3.62
U-09-24	Sofia Vein	268.55	269.40	0.85	0.74	4914	1.34	6.69	0.03
U-151-24	CRD	66.05	84.50	18.45	17.34	110	0.23	2.20	7.96
U-158-24	Jenni Vein	45.95	49.35	3.40	1.70	1825	1.05	2.35	6.16
U-96-24	Real Vein	252.55	255.60	3.05	2.76	749	0.63	13.01	8.97
La Colorada Skarn, Mexico

PAN AMERICAN SILVER CORP.	7

NEWS RELEASE

The following table provides infill and exploration drill result for the La Colorada Skarn deposit May 2024 to October 2024. Full drill results not included in this table, together with cross sections and plans, are available at: https://panamericansilver.com/operations/silver-segment/la-colorada-skarn/.

Hole No.	From (m)	To (m)	Interval (m)(1)	Ag g/t	Cu %	Pb %	Zn %
D-71-12-24	1102.45	1250.60	148.15	39	0.07	1.68	3.12
U-155-24	724.00	997.10	273.10	54	0.17	0.85	5.18
Incl.	872.50	935.05	62.55	84	0.31	1.97	7.57
U-19-24	503.95	564.20	60.25	85	0.08	7.05	10.41
U-58-24	791.75	869.45	77.70	36	0.08	2.88	4.58
U-74-24	629.70	843.90	214.20	33	0.05	2.69	3.21
U-92-24	527.40	582.40	55.00	103	0.06	4.10	5.75
and	806.40	929.65	123.25	134	0.07	1.02	4.38
(1) True widths of the mineralized intervals are unknown at this time.
Huaron, Peru
The following table provides infill and exploration drill result highlights from the medium, lower and Horizonte sectors of the Huaron mine for the period May 2024 to October 2024. Full drill and channel sampling results not included in this table, together with cross sections and plans, are available at: https://panamericansilver.com/operations/silver-segment/huaron/.

Hole No	Vein	Zone	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag g/t	Cu%	Pb%	Zn%
DDH-U-040-24	Cuerpo Andres	Horizonte	51.65	52.30	0.65	0.56	722	0.12	6.06	1.90
and	Labor Este	Horizonte	184.10	186.55	2.45	1.70	123	0.06	3.06	5.98
DDH-U-041-24	Martin Ramal	Middle	198.30	200.90	2.60	2.46	369	0.15	2.74	2.01
DDH-U-049-24	Cuerpo Andres	Horizonte	59.95	63.55	3.60	2.77	768	0.02	1.85	0.62
DDH-U-051-24	Martin Ramal	Middle	236.30	237.20	0.90	0.58	409	0.13	9.27	15.82
DDH-U-055-24	Martin Ramal	Middle	176.20	178.45	2.25	2.24	683	0.17	10.65	3.10
DDH-U-056-24	Cuerpo Andres	Horizonte	48.35	53.00	4.65	3.90	162	0.04	4.02	6.06
DDH-U-064-24	Labor Este	Horizonte	186.60	188.25	1.65	1.43	181	0.04	4.34	4.73
DDH-U-065-24	Cometa Ramal	Horizonte	390.80	394.80	4.00	3.04	133	0.13	2.19	4.65
DDH-U-068-24	Cuerpo Andres	Horizonte	56.75	57.60	0.85	0.65	459	0.07	9.43	6.72
and	Labor Este	Horizonte	202.35	205.25	2.90	1.98	243	0.06	3.54	5.20
DDH-U-071-24	Labor Este	Horizonte	141.20	144.00	2.80	2.56	201	0.03	4.81	4.13
DDH-U-073-24	Labor Este	Horizonte	140.10	143.55	3.45	3.21	74	0.03	2.31	2.16
DDH-U-075-24	Cuerpo Andres	Horizonte	39.85	40.45	0.60	0.55	701	0.09	13.64	8.83
DDH-U-084-24	Cuerpo Andres	Horizonte	60.55	63.00	2.45	1.70	61	0.08	1.97	12.73
DDH-U-086-24	Martin Ramal	Middle	12.60	14.20	1.60	1.56	535	0.20	10.02	2.31
DDH-U-088-24	Cometa Ramal	Horizonte	398.85	404.20	5.35	3.66	114	0.10	1.83	3.55
DDH-U-100-24	Cuerpo Andres	Horizonte	264.85	267.25	2.40	1.64	115	0.04	2.85	3.89
DDH-U-105-24	Cuerpo Andres	Horizonte	54.90	56.65	1.75	1.40	87	0.06	1.77	8.47
DDH-U-108-24	Cometa Ramal	Horizonte	489.95	493.00	3.05	1.65	304	0.08	1.86	2.18
DDH-U-110-24	Maria Ramal	Horizonte	66.00	73.15	7.15	4.10	140	0.04	3.10	5.91
DDH-U-111-24	Maria Ramal	Horizonte	47.70	50.55	2.85	2.10	399	0.04	7.39	14.58
DDH-U-113-24	Maria Ramal	Horizonte	37.35	39.00	1.65	1.50	504	0.04	12.77	19.97

PAN AMERICAN SILVER CORP.	8

NEWS RELEASE

Hole No	Vein	Zone	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag g/t	Cu%	Pb%	Zn%
DDH-U-114-24	Maria Ramal	Horizonte	36.10	38.80	2.70	2.50	272	0.03	6.06	10.39
DDH-U-116-24	Maria Ramal	Horizonte	48.60	49.65	1.05	0.80	357	0.07	13.66	12.73
Minera Florida, Chile
The following table provides infill and exploration drill result highlights for the Minera Florida mine for January 2024 to October 2024. Full drill results not included in this table, together with cross sections and plans, are available at: https://panamericansilver.com/operations/gold-segment/minera-florida/.

Hole	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)	Zn %
ALH4578	Aurora	115.25	116.10	0.85	0.71	12.62	47	0.46
ALH4598	Bandolera	86.50	88.80	2.30	2.19	4.84	4	3.01
ALH4607	Bandolera	109.05	110.65	1.60	1.25	11.15	6	2.61
ALH4482	Central superior 1	119.85	124.65	4.80	2.68	8.80	410	0.20
ALH4426	Cipres_1	143.17	145.08	1.91	1.19	7.29	7	1.48
ALH4460	Cipres_1	138.90	140.05	1.15	0.72	17.92	15	1.14
ALH4421	Don Leopoldo sur	91.45	93.65	2.20	1.53	6.34	9	4.79
ALH4623	Don Leopoldo sur	116.60	118.20	1.60	1.28	8.29	7	0.40
ALH4505	Gasparín Superior	173.65	175.30	1.65	0.90	10.23	13	0.31
ALH4406	Manda Norte	148.40	149.30	0.90	0.62	29.68	13	0.04
ALH4687	Maqui CII	84.45	85.85	1.40	1.16	5.40	173	2.16
ALH4638	Maqui CII	128.85	132.25	3.40	1.97	9.38	23	4.96
ALH4690	Maqui CII	73.35	75.15	1.80	1.64	4.95	28	2.24
ALH4556	Maqui CIII	54.75	56.05	1.30	1.05	5.62	21	12.52
ALH4580	Maqui CIII	58.20	59.55	1.35	1.03	9.10	22	7.10
ALH4588	Maqui CIII	68.75	70.50	1.75	1.19	13.62	11	3.81
ALH4631	Maqui CIII	52.50	53.20	0.70	0.61	12.68	35	18.07
ALH4638	Maqui CIII	111.15	115.30	4.15	1.98	16.11	13	6.44
ALH4673	Maqui CIII	81.40	83.65	2.25	1.28	9.58	15	5.58
ALH4592	Maqui Norte	107.85	110.10	2.25	1.59	10.23	31	5.57
ALH4562	Mila	113.00	117.40	4.40	2.57	10.32	12	0.08
ALH4574	Mila	191.80	196.20	4.40	1.70	8.29	110	3.34
ALH4467	Mila	129.90	132.55	2.65	1.15	6.52	286	2.29
ALH4476	Peque	67.05	68.25	1.20	0.78	10.68	8	10.05
ALH4481	Peque	80.30	81.55	1.25	0.91	12.53	43	8.31
ALH4496	Peque	55.00	57.30	2.30	1.82	4.74	35	1.26
ALH4577	Peque	101.30	103.75	2.45	1.11	11.57	23	7.61
ALH4644	Peque	59.35	60.20	0.85	0.83	13.77	77	1.54
ALH4715	Peque	202.75	207.85	5.10	1.48	10.71	13	2.74
ALH4729	Rafael II	56.35	59.65	3.30	1.95	4.74	415	3.86
ALH4701	Sat. 1 Maqui	152.55	154.40	1.85	0.92	20.61	13	0.09

PAN AMERICAN SILVER CORP.	9

NEWS RELEASE

Hole	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)	Zn %
ALH4424	Satelite Mila Sur 1	371.85	373.35	1.50	1.41	2.62	627	1.44
ALH4534	Satélite Valeria 1	111.35	112.60	1.25	0.92	14.06	27	0.04
ALH4549	Satélite Valeria 1	107.25	109.90	2.65	1.88	9.05	11	0.09
ALH4594	Satélite Valeria 1	166.35	167.70	1.35	0.85	16.60	17	2.09
ALH4516	Satélite Valeria 8	72.65	73.90	1.25	1.05	3.39	1645	0.18
ALH4521	Satélite Valeria 8	91.00	92.15	1.15	0.82	11.64	55	2.60
ALH4617	Satélite Valeria 8	61.75	62.95	1.20	1.18	15.05	15	0.83
ALH4436	Satélite VCS 21	51.50	52.65	1.15	0.68	15.53	56	0.81
ALH4426	Sorpresa	41.85	44.20	2.35	2.14	5.84	12	1.35
ALH4449	Sorpresa	43.60	46.30	2.70	1.82	5.05	7	0.97
ALH4600	Sorpresa	20.90	26.50	5.60	2.93	5.34	18	3.40
ALH4657	Sorpresa	21.70	28.10	6.40	2.95	8.79	10	1.48
ALH4672	Sorpresa	13.25	15.00	1.75	1.34	6.67	13	1.61
Whitney Project (Timmins), Canada
The following table provides infill and exploration drill result highlights from the Hallnor/Bonetal and Broulan Reef deposits of the Whitney Project for the period November 2023 to September 2024. Full infill and exploration drill results not included in this table, together with cross sections and plans, are available at: https://panamericansilver.com/operations/gold-segment/timmins/.

Hole No.	Zone	From (m)	To (m)	Int (m)	Est. True Width (m)	Au g/t
TW23-749	Broulan Reef	61.0	62.0	1.0	0.8	28.40
TW23-750	Hallnor	444.2	462.0	17.8	11.7	3.28
	Incl.	454.0	461.0	7.0	4.5	5.98
TW23-751	Hallnor	411.2	430.0	18.8	13.7	2.11
	Incl.	415.0	425.0	10.0	7.3	3.27
TW23-754	Hallnor	548.0	561.0	13.0	10.1	3.33
TW23-756	Hallnor	319.0	320.0	1.0	0.6	65.30
		408.5	428.0	19.5	10.8	2.91
	Incl.	409.0	415.0	6.0	3.3	6.07
TW24-758	Hallnor	472.7	476.9	4.2	2.7	19.89
TW24-759A	Hallnor	500.0	508.0	8.0	5.1	5.15
TW24-765	Hallnor	118.0	119.0	1.0	0.8	58.20
TW24-770	Hallnor	99.0	117.0	18.0	14.5	3.42
	Incl.	99.0	110.0	11.0	8.8	4.58
	and	99.7	102.0	2.3	1.8	14.40
TW24-771	Hallnor	120.5	130.0	9.5	7.2	31.50
	Incl.	122.0	123.0	1.0	0.8	284.00

PAN AMERICAN SILVER CORP.	10

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Hole No.	Zone	From (m)	To (m)	Int (m)	Est. True Width (m)	Au g/t
TW24-772	Bonetal	132.0	133.0	1.0	0.8	71.40
TW24-776	Bonetal	110.0	112.0	2.0	1.5	21.75
TW24-780	Bonetal	193.0	194.0	1.0	0.8	67.80
TW24-782	Bonetal	125.0	140.0	15.0	11.4	3.78
TW24-783	Bonetal	115.0	127.0	12.0	9.8	2.74
		139.0	152.0	13.0	10.6	3.37
TW24-786	Broulan Reef	169.5	180.5	11.0	7.6	6.26
	Incl.	175.0	176.0	1.0	0.7	11.80
	also incl.	178.6	179.1	0.5	0.3	86.30
TW24-793	Broulan Reef	197.1	200.0	2.9	2.4	360.18
	Incl.	197.6	198.1	0.5	0.4	1940.00
	also incl.	198.1	198.5	0.4	0.3	140.00
	also incl.	198.5	199.0	0.5	0.4	31.40
TW24-802	Broulan Reef	116.8	117.2	0.4	0.3	378.00
TW24-804	Broulan Reef	138.5	144.3	5.8	4.3	4.69
	Incl.	140.5	141.0	0.5	0.4	41.20
General Notes with Respect to Technical Information
Grades are shown as contained metal before mill recoveries are applied. The Company has undertaken a verification process with respect to the data disclosed in this news release.
Samples are analyzed at a variety of laboratories, including by in-house staff at the mine (Jacobina and La Colorada), mine laboratories operated by third party independent commercial labs (Huaron), and commercial laboratories off-site (La Colorada, El Peñon, Minera Florida, Whitney and Jacobina). All the assay data reported in this news release has been subjected to the industry standard quality assurance and quality control ("QA/QC") program including the submission of certified standards, blanks, and duplicate samples. The results are reviewed on a monthly and quarterly basis by management. In general, the assay analytical technique for silver, lead, zinc and copper is acid digestion with either ICP or atomic absorption finish. The analytical technique for gold uses fire assay and atomic absorption spectrometry (AAS) finish. A gravimetric finish would be used if the gold assay exceeds > 10 g/t (or >5 g/t at El Peñon). The results of the QA/QC samples submitted for the resource databases demonstrate acceptable accuracy and precision. The offsite commercial laboratories are independent from Pan American and certified by ISO 17025:2017.
The Qualified Persons are of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of this news release and for the purpose of any future mineral resource and mineral reserve estimates. There were no limitations on the Qualified Persons' verification process. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein.
Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
See the Company’s Annual Information Form dated March 26, 2024, available at www.sedarplus.com, or the Company’s most recent Form 40-F filed with the United States Securities and Exchange Commission (the "SEC") for further information on the Company’s material mineral properties, including detailed information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s mineral reserves and mineral resources.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Vice President Exploration and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’). Pan American is authorized by The Association of

PAN AMERICAN SILVER CORP.	11

NEWS RELEASE

Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.
Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and mineral resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. The requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC and may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian securities laws, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.
About Pan American Silver
Pan American Silver is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the extent of, and success related to any future exploration or development programs, including with respect to its Jacobina, El Peñon, La Colorada, Minera Florida, Huaron and Timmins properties and for its La Colorada Skarn and Whitney projects, and the potential impact of any such drill results on the Company’s mineral reserves or mineral resources.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

PAN AMERICAN SILVER CORP.	12

NEWS RELEASE

Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP, and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments, including legal restrictions relating to mining, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; the duration and effects any pandemics on our operations and workforce; and those factors identified under the caption “Risks Related to Pan American’s Business” in Pan American’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	13